Mail Stop 3561

May 21, 2008

Qingfu Ren, Chief Executive Officer
Internet Acquisition Group Inc.
c/o American Union Securities, Inc.
100 Wall Street – 15th Floor
New York, NY 10005

> **Re: Internet Acquisition Group Inc.**
> **Response Letter filed on May 12, 2008**
> **Information Statement on Schedule 14C**
> **Filed December 31, 2007**
> **Form 10-KSB**
> **Filed February 14, 2008**
> **Form 8-K**
> **Filed September 28, 2007**
> **Form 10-KSB**
> **Filed April 2, 2007**
> **File No. 000-52080**

Dear Mr. Ren:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended September 30, 2007
Item 6. Management's Discussion and Analysis, page 8

1. You should present critical accounting estimates and discuss the material implications of uncertainties associated with the methods, assumptions and estimates underlying these accounting measurements. The disclosure should provide insight into the quality and variability these estimates and assumptions have on your financial condition and operating performance. Please note the disclosure should supplement, not duplicate, the description of accounting policies to be disclosed in the notes to the financial statements. See Section V. of SEC Release No. 33-8350.

2. Please also include, here and in your footnotes, the disclosures required by SAB Topic 11.M.

Liquidity and Capital Resources, page 9

3. Your financial statements and notes reveal all notes payable will be due within four months of the balance sheet date and you have no available capital to satisfy these obligations. You should discuss and analyze any reasonably likely material default in debt covenants including:

    *   the steps management is taking to avoid the default;

    *   the steps management intends to take to cure, obtain a waiver of or otherwise address the default;

    *   the impact or reasonably likely impact of the default (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

    *   alternate sources of funding to pay off resulting obligations or replace funding.

    See Section IV.B.2.C of SEC Release No. 33-8350.

Index to Consolidated Financial Statements
General

4. If after considering our accounting comments you determine that a revision to the annual and/or subsequently filed interim financial statements is necessary please tell us how you intend to proceed. Please also include the disclosures required by paragraphs 25 and 26 of SFAS No. 154, as applicable.

Balance Sheet, page F-2

5. Your disclosure on page 21 indicates the Chinese government restricts the ability of your operating subsidiary to pay dividends to U.S. shareholders or transfer capital. Please tell us in your response and clearly disclose the circumstances restricting transfers to U.S. shareholders, your U.S. parent company or outside the subsidiary, as applicable. See paragraphs 18 and 19 of SFAS No. 5.

6. We note a number of events that indicate carrying amounts of property, plant and equipment may not be recoverable as of your balance sheet date, including but not limited to the following:

    *   Renyuan Bio-Chemicy, the operating subsidiary, is not manufacturing products and can not provide assurance it will produce anything in the future;

    *   You disclose production can not resume until you raise sufficient working capital and there has been no research and development expenditures in 2006 and 2007;

    *   The plant that produces D-PHG was designed to manufacture 1,500 tons of D-PHG per year but a "significant design flaw" limited production to about half that production capacity;

    *   A directive issued in October 2003 by the State Reform and Development Commission and State Drug Administration precluded production and as recently as 2006 the only business activity conducted was the sale of inventory manufactured in 2003; and

    *   Production of the subsidiaries second product, DL-Serine, ceased due to lack of operating capital. As a result there has been no revenue reported in fiscal year end September 30, 2007

    We note the financial statements do not reflect any asset impairments and your MD&A and footnotes lack any discussions of the uncertainty of future cash flows used to estimate asset fair values and compare this with carrying values. Tell us whether you believe that there has been a change in circumstances that would require you to assess whether the carrying costs of your assets are recoverable. If you have performed impairment test for your fixed assets please provide us with the details of the testing highlighting the assumptions and estimates you used to determine future cash flows.

7. Please advise or revise the parenthetical disclosure to present all disclosed shares as issued and outstanding as of your balance sheet date.

Statement of Operations, page F-3

8. Please advise or revise your computation of weighted average shares outstanding to consider all shares issued in the China Renyuan share exchange agreement to be outstanding from the beginning of the period until the date of recapitalization. After this date the actual shares issued and outstanding should be considered in the weighted average computation.

Statement of Changes in Shareholders' Equity, page F-4

9. Please advise or revise and combine the shares issued in the China Renyuan share exchange agreement as a single line item presentation and recast the share activity in the period prior to the recapitalization to reflect the shares issued to China Renyuan in the share exchange agreement.

Statement of Cash Flows, page F-5

10. Please tell us who forgave the debt. If the forgiveness of debt is related to amount due to shareholder's the transaction should generally be reflected as a capital contribution.

11. The proceeds from affiliated company appear to be large in comparison to the amounts due to affiliated company on the balance sheet. Please explain this amount or revise.

Notes to the Financial Statements, page F-6

2. Property and Equipment, page F-8

12. We note your response to comment 11 in our letter dated January 29, 2008. Please recharacterize land as land use rights.

Exhibits 31.1 and 31.2

13. Please revise the certifications in your annual and interim financial statements to present the certification language exactly as it is presented in Item 601(b)(31) of Regulation S-B.

* * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Mike Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter Zhou
       American Union Securities
       Via Facsimile